

October 29, 2013

Via Facsimile
Mr. Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd. Suite 260
Daly City, CA 94015

> **RE:** **Hybrid Coating Technologies Inc.**
> **Form 10-K for the Year ended December 31, 2012**
> **Filed April 16, 2013**
> **Form 10-Q for the Quarter ended June 30, 2013**
> **Filed August 19, 2013**
> **File No. 0-53459**

Dear Mr. Kristul:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 9A(T). Controls and Procedures, page 26

Evaluation of Disclosure Controls and Procedures, page 26

1.   Please disclose your conclusion as to whether your disclosure controls and procedures are effective or ineffective, whichever the case may be, in an amendment to your Form 10-K for the year ended December 31, 2012. See Item 307 of Regulation S-K.

Exhibit 31 - Certifications

2.   Your Section 306 certifications presented in the December 31, 2012 Forms 10-K and 10-K/A, the March 31, 2013 Form 10-Q and the June 30, 2013 Forms 10-Q and 10-Q/A omit the internal control over financial reporting language from the introductory portion of

paragraph 4 as well as paragraph 4(b) of the certifications. In addition, we note that you have made certain other modifications to your certifications. Please file amendments to these filings to include certifications that do not exclude the introductory portion of paragraph 4 as well as paragraph 4(b), and ensure that your certifications conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarter Ended June 30, 2013

Item 1. Financial Statements, page 1

3.   Given your status as a development stage company, please present in an amendment to your June 30, 2013 Form 10-Q a statement of stockholder's deficit that includes all activity from your inception through June 30, 2013. Refer to ASC 915-215-45-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, me, at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief